SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For May 1, 2008

Commission File Number 0-50822

NWT URANIUM CORP.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                              No ☒

This Form 6-K consists of:

“NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF) is pleased to announce results from the 2007 drill program conducted on its polymetallic Picachos Project in Mexico. Highlights include a 154.5-foot (47.1-meter) intercept of 83 grams per tonne (g/t) silver and 0.84% combined zinc-lead, which starts at surface. The richest silver intercept returned 509 g/t silver and 0.56% zinc-lead over 9.8 feet (3.0 meters). Significant gold and zinc-lead results included a 4.9-foot (1.52-meter) interval of 6.2 g/t gold, 348 g/t silver and 19.9% zinc-lead. The mineralized zone has been evaluated to a minimum strike length of 1,640 feet (500 meters).

“We are very encouraged by these drill results, which confirm the bulk mining potential at Los Cochis,” said Marek J. Kreczmer, President and CEO of NWT Uranium. “The Picachos project is in the Sierra Madre Occidental Ignimbrite Belt, which is one of the largest silicic volcanic fields on Earth, and is traditionally known for high-grade epithermal gold and silver deposits such as Tayoltita and Rosario. We look forward to additional drilling to confirm the Los Cochis orebody shape and test its extensions, as well as explore other three main mineralized zones of the Picachos property.”

Results

A total of 21 reverse circulation (RC) holes, representing 10,254 feet (3,125 meters), were drilled in November 2007. Of the 21 holes drilled, 18 targeted the main silver soil geochemical anomaly on seven lines spaced 328 feet (100 meters) apart, with most holes dipping to the southwest. Of particular note, Holes COCH3, 6, 13 and 20 were drilled from the same location in four different directions as a preliminary shape investigation of the orebody. Additionally, two holes tested an IP anomaly located 820 feet (250 meters) east of the main zone while one hole (COCH15) tested a gold soil anomaly. Selected analytical results are detailed in the following table:

Hole ID	From (m)	To (m)	Interval (m)	Silver (g/t)	Zinc (%)	Lead (%)	Gold (g/t)
COCH01	Surface	15.20	15.20	9	0.25	0.11	—
COCH03	Surface	47.12	47.12	83	0.57	0.27	—
COCH06	Surface	38	38	90	0.53	0.28	—
COCH08	130.72	147.44	16.72	74	0.72	0.36	—
COCH08	185.44	218.88	33.44	34	1.38	0.55	—
including	186.96	190	3.04	32	2.00	0.33	—
and	194.56	202.16	7.6	126	4.51	1.97	1.5
and	196.08	197.6	1.52	348	16.6	3.3	6.2
COCH10	Surface	62.32	62.32	6	0.16	0.06	—
COCH13	Surface	34.96	34.96	58	0.53	0.22	—
including	18.24	22.8	4.56	264	1.49	0.8	—
COCH13	48.64	54.72	6.08	17.5	0.45	0.19	—
COCH15	6.02	12.14	6.12	4	0.90	0.13	—
COCH15	27.34	34.94	7.6	2.66	0.08	0.09	0.46
COCH20	Surface	36.48	36.48	88	0.32	0.18	—
including	27.36	30.4	3.04	509	0.24	0.32	—

The intercepts reported are RC mineralized intercepts. True width of the orebody is not estimable at this stage. The targets drilled at Los Cochis tested old workings and high silver geochemistry on surface, identified through an extensive soil geochemical survey conducted in 2005. Specifically, rock chip-channel and grab samples returned individual values of up to 145 ounces per ton (4,975 grams per tonne) silver, 0.25 oz/t (8.61 g/t) gold, 53% zinc as well as 50% lead, as detailed in a press release dated October 31, 2007.

The drilling intercepted mostly andesitic volcanosedimentary rocks, with some andesitic flow and dykes, and quartz feldspar porphyritic dykes. Mineralization occurs in propylitic altered andesitic rocks, and consists of galena, pyrite, sphalerite, tetrahedrite and chalcopyrite.

NWT has an option to earn a 70% interest in Picachos from Yamana Gold as announced in a press release dated July 12, 2006.

Quality Control/Assurance

Sampling was supervised by Michelle Robinson, MASc., P.Eng., who is a qualified person as defined by National Instrument 43-101 and a consultant to NWT Uranium. Ms. Robinson has supervised the preparation of this press release.

Dry and wet RC drilling samples were routinely collected on five-foot intervals and reduced using cyclone and Jonas splitter. Samples were transported to Acme Analytical Laboratories in Guadalajara for preparation and pulps were sent to Acme’s Vancouver office for assay (ICP-MS). Samples containing more than 0.3 g/t gold, 50 g/t silver or more than 1% base metals were re-analyzed using a 30-gram fire assay for gold-silver, and high-grade multi-element ICP methods. Blind standard pulps were inserted into the sample stream roughly every 25 samples to check for within-batch analytical precision.

As previously announced in December 2007 press release, 2,050 total samples were collected through the drill program. Drilling was conducted by Layne de Mexico SA.

A total of 88 drilling samples were selected from both mineralized and non-mineralized intercepts from the back-up splits in camp, and sent to SGS Minerals Services in Durango, Mexico, for gold and silver analysis. Of the 88 samples, only two report significant differences between Acme and SGS.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.

By:	/s/ Marek Kreczmer
Marek Kreczmer
President and CEO

Date: May 1, 2008